UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                 0-11655

                                                                 CUSIP NUMBER

(Check One): [ ]Form 10-k [ ]Form 20-F [ ]Form 11-K [x]Form 10-Q [ ]Form N-SAR

                  For  Period   Ended: March  31,   1999  [  ]
                  Transition   Report   on   Form   10-K  [  ]
                  Transition   Report   on   Form   20-F  [  ]
                  Transition   Report   on   Form   11-K  [  ]
                  Transition   Report   on   Form   10-Q  [  ]
                  Transition Report on Form N-SAR
            For the Transition Period Ended: _______________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion on the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

         NTS-Properties IV
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Full Name of Registrant

         - -
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Former Name if Applicable

         10172 LINN STATION ROAD
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Address of Principal Executive Office (Street and Number)

         Louisville, Kentucky 40223
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relied pursuant to Rule 12b-25(b) the following should be completed.
(Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
    [X] following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Changes in the Partnership's accounting staff which has delayed the final preparation of the Form 10-Q.


PART IV - OTHER INFORMATION
1) Name and telephone number of person to contact in regard to this notification

         Brian F. Lavin            (502)                     426-4800
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             (Name)             (Area Code)             (Telephone Number)

2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identify report(s) [X] Yes [ ] No


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3) Is it  anticipated  that any  significant  change in the result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                                NTS-Properties IV
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date         May 18, 1999                            By    /s/ Brian F. Lavin
     ---------------------------                        ---------------------
                                              President and Chief Operating
                                              Officer of NTS Capital Corporation
                                              (Acting Chief Financial Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
INTERNAL  MISSTATEMENTS  OR  OMISSIONS  OF  FACT  CONSTITUTE  FEDERAL   CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).









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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17CFR 240.12b-25) of the General Rules and Regulations under the Securities and Exchange Act of 1934.

2. One signed original and four conformed copies of this and amendments thereto must be completed and filed with the Security Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section
232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing space pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).













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